SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                          Crown Resources Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   228569109
                                 (CUSIP Number)

                      Michael Katz, Esq., 2 American Lane
             Greenwich, Connecticut 06836-2571, Tel: (203) 862-8000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 10, 2002
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  2,888,633

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  2,888,633

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  2,888,633

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48%

14.      TYPE OF REPORTING PERSON*
                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  2,888,633

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  2,888,633

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  2,888,633

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48%

14.      TYPE OF REPORTING PERSON*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock ("Common Stock") of Crown Resources Corporation (the "Issuer"). The Issuer's principal executive office is located at 4251 Kipling Street, Suite 390, Wheat Ridge, Colorado 80033.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Paloma International L.P., a Delaware limited partnership ("Paloma International"). Paloma International holds the shares of Common Stock beneficially owned by it through its subsidiary Paloma Securities L.L.C., a Delaware limited liability company ("Paloma Securities"). Paloma GP LLC, a
Delaware limited liability company ("Paloma GP") is the general partner of Paloma International.

     - S. Donald Sussman, an individual and a citizen of the United States ("Sussman"). Mr. Sussman may be deemed to beneficially own the shares of Common Stock held by Paloma International as a result of being a managing member of Paloma GP. Mr. Sussman expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     The business address of Paloma International, Paloma GP and Paloma Securities is 2 American Lane, Greenwich, Connecticut 06836-2571. The business address of Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C, 1-6, St. Thomas, USVI 00802.

     The principal business of Paloma International is that of a private investment company engaged in the purchase and sale of securities for its own account.

     The principal business of Paloma GP is serving as the general partner of Paloma International.

     Mr. Sussman's principal occupation is serving as a managing member of Paloma GP and other private investment advisers.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Paloma International in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,031,850

ITEM 4.  Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock beneficially owned by them in the ordinary course of purchasing and selling securities for Paloma International's account. Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the shares of Common Stock or related securities that they now beneficially own or may hereafter acquire. The Secured Notes, Subordinated Notes and Warrants (as such terms are defined in Item 5 below) were acquired by the Reporting Persons pursuant to the Issuer's bankruptcy plan of reorganization in exchange for certain of the Issuer's debentures which were owned by the Reporting Persons.

ITEM 5.  Interest in Securities of the Issuer.

         (a)      The Reporting Persons beneficially own:

     - $344,667 principal amount of the Issuer's 10% Secured Convertible Promissory Notes ("Secured Notes"), which are convertible into 984,763 shares of Common Stock;

     - $689,331 principal amount of the Issuer's 10% Convertible Subordinated Promissory Notes ("Subordinated Notes"), which are convertible into 919,108 shares of Common Stock; and

     - warrants ("Warrants") to purchase 984,762 shares of Common Stock.

     The Reporting Persons beneficially own an aggregate of 2,888,633 shares of Common Stock representing 48% of all of the outstanding shares of Common Stock.

     (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     (c) Other than as described in Item 4 above, the Reporting Persons have not effected any transactions in shares of Common Stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement

                                                              SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 16, 2002


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                           By: /s/ Michael J. Berner
                                    Michael J. Berner
                                    Vice President



                                   /s/ S. Donald Sussman
                                       S. Donald Sussman

                                                               EXHIBIT A
                                                        JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Crown Resources Corporation dated October 16, 2002, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  October 16, 2002


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                           By: /s/ Michael J. Berner
                                    Michael J. Berner
                                    Vice President



                                /s/ S. Donald Sussman
                                    S. Donald Sussman